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 Florida Atlantic University

Sara Sherbond,

Business Consultant and IT Project Manager
MBA,LSSGB,CSM

Miami/Fort Lauderdale Area · See 500+ connections ·

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Experience



Consultant
Argo Consulting

Sep 2016 – Oct 2017 · 1 yr 2 mos
Greater Chicago Area

- Serve as a logistics consultant to clients
- Identify requirements and activities needed to provide comprehensive logistical support
- Manage implementation of Transportation Management Systems (TMS)
- Conducts logistics analyses and assessments
- Prepare, review, and revise logistics documentation applicable to each program

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Logistics Consultant & Project Manager
Admiral Group

Feb 2015 – Oct 2016 · 1 yr 9 mos
Dubai, United Arab Emirates

- Manage project teams to develop and launch new product initiatives in maritime shipping
- Responsible for managing cross functional and international teams
- Establish project schedules and coordinating activities associated with new launches
- Develop feasibility studies including cost, capacity and alternative/option analysis

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Project Management
CP4U Inc,

Mar 2013 – Jun 2015 · 2 yrs 4 mos

- Supervised operational systems and processes and increased effectiveness and efficiency
- Managed budgets and expenses
- Worked on business development, sales and marketing projects
- Managed vendor relationships including negotiating and controlling contracts... See more

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Project & Operations Manager
GTE INTERNATIONAL

Feb 2008 – Jan 2012 · 4 yrs
Vienna, VA

- Managed projects for international sales of consumer products
- Cultivated leads for sales agents
- Helped sales agents meet their targets
- Trained sales agents on new product launches... See more

Sales Operations Manager
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• Formulated sales and operations strategy to improve overall operations
• Improved customer satisfaction, sales team performance, and overall sales
• Managed marketing programs resulting in increased customer traffic and sales
• Developed continuous improvement programs for inventory management

Education

Florida Atlantic University
Executive MBA, International Business
2013 – 2015

Licenses & Certifications

Scrum Master
Issued May 2018 · No Expiration Date

Lean Six Sigma Green Belt

Skills & Endorsements

Sales · 34
faisal alsharief and 33 connections have given endorsements for this skill

Customer Service · 30
Wataru Aoyama and 29 connections have given endorsements for this skill

Project Management · 27
Wataru Aoyama and 26 connections have given endorsements for this skill

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